DREYFUS FUNDS, INC.

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of Directors of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangements and expense allocations of each class, and any related conversion features or exchange privileges.

Dreyfus Funds, Inc. (the "Company") desires to offer multiple classes of shares (each, a "Class") of the Company's series set forth on Schedule A hereto (each, a "Fund"), as such Schedule may be amended from time to time, in accordance with Rule 18f-3.  The Board, including a majority of the non-interested Board members of the Company, has determined that the following plan is in the best interests of each Class individually and each Fund as a whole:

1.         Class Designation:  The shares of each Fund shall be divided into the respective Classes listed on Schedule A.

2.         Differences in Services:  The services offered to shareholders of each Class, unless otherwise noted on Schedule A, shall be substantially the same, except that Right of Accumulation, Letter of Intent and Reinvestment Privilege shall be available only to holders of Class A shares.

Right of Accumulation shall mean the right of an investor to add the value of any Class A or Class C shares held in a Fund or certain other funds made available by the Fund's Distributor that the investor already owns to the amount of the investor's next purchase of Class A shares for purposes of calculating the sales charge, as more fully explained in the Fund's prospectus and statement of additional information.

Letter of Intent shall mean the ability of an investor to purchase Class A shares of a Fund over a 13-month period and receive the same sales charge as if all shares had been purchased at once, as more fully explained in the Fund's prospectus and statement of additional information.

Reinvestment Privilege shall mean the ability of a holder of Class A shares to redeem Class A shares of a Fund and, within 45 days after the date of redemption, purchase for the same Fund account up to the number of shares redeemed at the current share price without any sales charge (or, if a CDSC (as defined below) was paid, with the CDSC credited back to the shareholder's account), as more fully explained in the Fund's prospectus and statement of additional information..  This privilege may be used by a shareholder only once.

3.         Differences in Distribution Arrangements:  Class A shares shall be offered with a front-end sales charge, as such term is defined under the Conduct Rules of the Financial Industry Regulatory Authority (the "FINRA Conduct Rules").  A contingent deferred sales charge (a "CDSC"), as such term is defined under the FINRA Conduct Rules, may be assessed on certain redemptions of Class A shares, including Class A shares purchased without an initial sales charge as part of an investment of $1 million or more.  The amount of the sales charge, and the amount of and provisions relating to the CDSC pertaining to the Class A shares, are set forth on Schedule B hereto.

Class C shares shall not be subject to a front-end sales charge, but shall be subject to a CDSC and shall be charged an annual distribution fee under a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act.  The amount of and provisions relating to the CDSC, and the amount of the fees under the Distribution Plan pertaining to the Class C shares, are set forth on Schedule C hereto.

Class F shares shall be charged an annual distribution fee under a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act.  The amount of the fees under the Distribution Plan pertaining to the Class F shares is set forth on Schedule D hereto.  Class F shares shall be offered at net asset value only to  (i) persons or entities who have maintained share accounts in any Fund continuously since December 30, 1999, which shall be deemed to have occurred if the person or entity held shares of any Fund on December 30, 1999, and after that date there has been no continuous period of more than 120 days during which such person or entity owned no Class F shares of any Fund, and (ii) such other persons or entities as set forth in the Fund's prospectus which offers Class F shares.

Class I shares shall be offered at net asset value only to  (i) bank trust departments, trust companies and insurance companies that have entered into agreements with the Fund's Distributor to offer Class I shares to their clients, (ii) institutional investors acting in a fiduciary, advisory, agency, custodial or similar capacity for qualified or non-qualified employee benefit plans, including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities, trade or labor unions, or state and local governments ("Retirement Plans"), and IRAs set up under Simplified Employee Pension Plans ("SEP-IRAs"), but not including IRAs or IRA "Rollover Accounts" (Class I shares may be purchased for a Retirement Plan or SEP-IRA only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Retirement Plan or SEP-IRA that has entered into an agreement with the Fund's Distributor to offer Class I shares to such Retirement Plan or SEP-IRA), (iii) law firms or attorneys acting as trustees or executors/administrators, (iv) foundations and endowments that make an initial investment in the Fund of at least $1 million, (v) sponsors of college savings plans that qualify for tax-exempt treatment under Section 529 of the Internal Revenue Code of 1986, as amended (the "Code"), that maintain an omnibus account with the Fund and do not require shareholder tax reporting or 529 account support responsibilities from the Fund's Distributor, (vi) advisory fee-based accounts offered through financial intermediaries who, depending on the structure of the selected advisory platform, make Class I shares available, (vii) certain institutional clients of an investment advisory subsidiary of The Bank of New York Mellon Corporation approved by The Dreyfus Corporation, and (viii) unaffiliated investment companies approved by the Fund's Distributor.

Class A and Class C shares shall be subject to an annual service fee at the rate of 0.25% of the value of the average daily net assets of such Class pursuant to a Shareholder Services Plan.

4.         Expense Allocation:  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis:  (a) fees under a Distribution Plan and Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) Securities and Exchange Commission and Blue Sky registration fees incurred by a specific Class; (d) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (e) litigation or other legal expenses relating solely to a specific Class; (f) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (g) Board members' fees incurred as a result of issues relating to a specific Class.

5.         Conversion Features:  No Class shall be subject to any automatic conversion feature.  Except as otherwise set forth on Schedule A hereto, shares of one Class of a Fund may be converted into shares of another Class of the Fund, provided the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new Class of shares of the Fund.  Shares subject to a CDSC or a redemption fee at the time of the requested conversion shall not be eligible for conversion.

6.         Exchange Privileges:  Shares of a Class shall be exchangeable only for (a) shares of the same Class of other Funds or other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time, and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies as specified from time to time.

Adopted as of:  August 13, 1999

Amended as of:  October 1, 2014

SCHEDULE A

Names of Fund and Classes

Dreyfus Mid-Cap Growth Fund

Class A Shares

Class C Shares

Class F Shares

Class I Shares

A-1

SCHEDULE B

Front-End Sales Charge—Class A Shares—The public offering price for Class A shares, except as otherwise set forth herein, shall be the net asset value per share of Class A plus a sales load as shown below:

	Total Sales Load
Amount of Transaction	As a % of offering price per share	As a % of net asset value per share
Less than $50,000..................................................	5.75	6.10
$50,000 to less than $100,000...............................	4.50	4.70
$100,000 to less than $250,000.............................	3.50	3.60
$250,000 to less than $500,000.............................	2.50	2.60
$500,000 to less than $1,000,000..........................	2.00	2.00
$1,000,000 or more...............................................	0	0

Front-End Sales Charge—Class A Shares—Shareholders Who Received Class A Shares of a Fund in Exchange for Class T Shares of the Fund on February 4, 2009—For shareholders who received Class A shares of a Fund in exchange for Class T shares of the Fund on February 4, 2009, the public offering price for Class A shares of such Fund purchased directly through the Fund's Distributor, for Fund accounts maintained with the Distributor, shall be the net asset value per share of Class A plus a sales load as shown below:

	Total Sales Load
Amount of Transaction	As a % of offering price per share	As a % of net asset value per share
Less than $50,000..................................................	4.50	4.70
$50,000 to less than $100,000...............................	4.00	4.20
$100,000 to less than $250,000.............................	3.00	3.10
$250,000 to less than $500,000.............................	2.00	2.00
$500,000 to less than $1,000,000..........................	1.50	1.50
$1,000,000 or more...............................................	0	0

B-1

SCHEDULE B (continued)

Contingent Deferred Sales Charge—Class A Shares—A CDSC of 1.00% shall be assessed at the time of redemption of Class A shares purchased without an initial sales charge as part of an investment of at least $1 million and redeemed within one year of purchase.  The terms contained in Schedule C pertaining to the CDSC assessed on redemptions of Class C shares, including the provisions for waiving the CDSC, shall be applicable to the Class A shares subject to a CDSC.  Letter of Intent and Right of Accumulation shall apply to purchases of Class A shares subject to a CDSC.

Reinvestment Privilege—Class A shares shall have the benefit of the reinvestment privilege as set forth in the Fund's prospectus which offers Class A shares.

B-2

SCHEDULE C

Contingent Deferred Sales Charge—Class C Shares—A CDSC payable to the Fund's Distributor shall be imposed on any redemption of Class C shares which reduces the current net asset value of such Class C shares within one year of the date of purchase.  No CDSC shall be imposed to the extent that the net asset value of the Class C shares redeemed does not exceed (i) the current net asset value of Class C shares acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the net asset value of the shareholder's Class C shares above the dollar amount of all payments for the purchase of Class C shares of the Fund held by such shareholder at the time of redemption.

If the aggregate value of the Class C shares redeemed has declined below their original cost as a result of the Fund's performance, any CDSC which is applicable will be applied to the then-current net asset value rather than the purchase price.

In determining whether a CDSC is applicable to a redemption, the calculation shall be made in a manner that results in the lowest possible rate.  Therefore, it shall be assumed that the redemption is made first of amounts representing Class C shares of the Fund acquired pursuant to the reinvestment of Fund dividends and distributions; then of amounts representing the increase in net asset value of Class C shares above the total amount of payments for the purchase of Class C shares made during the preceding year; and finally, of amounts representing the cost of shares held for the longest period of time.

Waiver of CDSC—The CDSC shall be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the "Code"), of the shareholder, (b) redemptions by employees participating in qualified or non-qualified employee benefit plans or other programs, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70-1/2 in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code, and (e) redemptions pursuant to any systematic withdrawal plan as described in the Fund's prospectus.  Any Fund shares subject to a CDSC which were purchased prior to any termination of such waiver shall have the CDSC waived as provided in the Fund's prospectus at the time of the purchase of such shares.

Amount of Distribution Plan Fees—Class C Shares—.75 of 1% of the value of the average daily net assets of Class C.

C-1

SCHEDULE D

Amount of Distribution Plan Fees—Class F Shares—.25 of 1% of the value of the average daily net assets of Class F.

D-1